Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

03032538

1 October 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
OCT 09 2003
THOMSON
FINANCIAL

03 OCT -7 AM 7:21

dlw 10/7

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	337,041	19,102
4	Total consideration paid or payable for the shares	$11,439,065.17	$654,312.27

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid:$34.28 date: 26 Sept 2003 lowest price paid: $33.65 date: 26 Sept 2003	highest price paid: $34.28 lowest price paid: $34.24 highest price allowed under rule 7.33:$35.7504

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,501,172

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 01/10/03
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE BANK

ASX Release

30 September 2003

MACQUARIE BANK LIMITED 2004 ORDINARY SHARE DIVIDEND TIMETABLE

Macquarie Bank Limited would like to advise its 2004 full-year and interim dividend timetable for Ordinary shareholders:

Full-year Ordinary Dividend Timetable:

Tuesday 18 May, 2004	Dividend announced
Monday 24 May, 2004	Shares traded ex-dividend
Friday 28 May, 2004	Record date for dividend
Friday 2 July, 2004	Dividend payment date

Interim Ordinary Dividend Timetable:

Tuesday 16 November, 2004	Dividend announced
Monday 22 November, 2004	Shares traded ex-dividend
Friday 26 November, 2004	Record date for dividend
Friday 17 December, 2004	Dividend payment date

Further enquiries:

Erica Sibree, Investor Relations +61 2 8232 5008

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	163,541	173,500
4	Total consideration paid or payable for the shares	$5,538,937.42	$5,900,127.75

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid:$34.28 date: 26 September 2003 lowest price paid:$33.65 date: 26 September 2003	highest price paid: $34.10 lowest price paid: $33.98 highest price allowed under rule 7.33 :$35.6664

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,520,274

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30/09/03
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

29 September 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 26 September 2003, was 0.0376%.

Yours faithfully,

Angela Blair
Company Secretary

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	N/A	163,541
4	Total consideration paid or payable for the shares	N/A	$5,538,937.42

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: N/A lowest price paid: date: N/A	highest price paid: $34.28 lowest price paid: $33.65 highest price allowed under rule 7.33: $35.5383

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,693,774

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/9/03
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

Macquarie Bank Limited
ABN 46 008 583 542

No. 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

25 September 2003

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

Macquarie Bank Limited – Matters to be Advised on Appendix 3B lodged on 22 September 2003

I refer to the Appendix 3B lodged by Macquarie Bank Limited on Monday 22 September 2003 in relation to the Macquarie Bank Limited ordinary shares ("Ordinary Shares") resulting from the conversion of the Macquarie Bank Limited Converting Preference Shares ("CPS").

On 25 September 2003, the number of Ordinary Shares resulting from the conversion of the 1.5 million CPS was 4,857,315.

Accordingly, the capital structure of Macquarie Bank Limited as at 25 September 2003 is:

Number	**Class**
217,923,628	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
26,847,754	Unquoted options over ordinary shares at various exercise prices

Yours faithfully

Angela Blair
<u>Assistant Company Secretary</u>

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 8010
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

25 September 2003

<u>ASX Release</u>

Macquarie Bank Limited

Converting Preference Shares

Macquarie Bank Limited ("MBL") advises that each of it Converting Preference Shares converted to a MBL Ordinary Share today.

The methodology for calculating the additional Ordinary Shares resulting upon that conversion was described in a release dated 7 August 2003. In accordance with that methodology, the Weighted Average Sale Price to be used in calculating the Conversion Ratio is $32.50. Hence, for each Converting Preference Share previously held approximately 3.24 Ordinary Shares will now be held.

Shareholders will receive advice shortly from the Share Registry of the exact number of Ordinary Share resulting from the conversion of the Converting Preference Shares.

For further information, please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank Limited	(02) 8232 3087
Erica Sibree, Investor Relations, Macquarie Bank Limited	(02) 8232 5008